Telephone and Data Systems, Inc.

30 N. LaSalle, Suite 4000

Chicago, IL  60602

312-630-1900

Fax:  312-630-9299

VIA EDGAR

May 3, 2013

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Re:          Telephone and Data Systems, Inc.

                Form 10-K for the Fiscal Year ended December 31, 2012

Filed February 26, 2013

                File No. 1-14157

Dear Mr. Spirgel:

This letter responds to your letter dated April 8, 2013, to Kenneth Meyers, Executive Vice President and Chief Financial Officer, of Telephone and Data Systems, Inc. (“TDS” or “Company”), regarding the Securities and Exchange Commission (“SEC” or “Commission”) Staff’s comments on the above-referenced filings. The Staff’s comments are repeated below and are marked by number to correspond to the comment letter.  References to page numbers below are those in the above-referenced documents as filed.

Form 10-K for the Fiscal Year Ended December 31, 2012

Exhibit 13 – Financial Reports Content

Overview, page 5

Comment 1:

In your business overview, please provide an assessment on how you expect to improve your wireless market penetration and stem subscriber losses without the iPhone which controls a significant share of the smartphone market.

Response 1:

The Company agrees that access to devices desired by current and potential customers is an important factor in increasing its customer base and market penetration.  Accordingly, in the Overview section of Management’s Discussion and Analysis included in the Form 10-K, the Company cited this factor as among those expected to affect its future results.

In its Form 10-Q for the quarterly period ended March 31, 2013, the Company disclosed that it has entered into an agreement with Apple to bring products to market together later this year.

Divestiture Transaction, page 8

1

Comment 2:

Please revise footnote 1 to clarify if the “Divestiture Markets” data reflect (a) your operations in Peoria, Rockford and certain other areas in Illinois, and in Colombia, Joplin, Jefferson City and certain other areas in Missouri, (b) direct and indirect ownership interests in other spectrum in the Divestiture markets, and (c) other income or expenses related to your retained assets as described on page 8, or if they are included in “Core Markets.”

Response 2:

In future filings, this disclosure will be modified to include the following language:

Divestiture Markets are comprised of U.S. Cellular's Chicago, central Illinois, St. Louis and certain Indiana/Michigan/Ohio markets.  Core Markets are comprised of all other markets in which U.S. Cellular conducts business including Peoria, Rockford and certain other areas in Illinois, and in Columbia, Joplin, Jefferson City and certain other areas in Missouri.  Core Markets as defined also includes any other income or expenses due to U.S. Cellular’s direct or indirect ownership interests in other spectrum in the Divestiture Markets which was not included in the sale and other retained assets from the Divestiture Markets.

This disclosure will be included elsewhere as necessary to better define what represents Core Markets.

Comment 3:

It is unclear what comprises “Core Markets.”  Please clearly disclose the markets included within “Core Markets.”

Response 3:

Please see Response 2.

Comment 4:

Please tell us your consideration of the Divestiture Markets as Discontinued Operations and how you plan to account for it from the closing of the transaction through the expiration of the 24-month transition period.  In this regard, we note your disclosure that the Divestiture Markets will continue to be presented in continuing operations through the closing date of the Divestiture Transaction.

Response 4:

Treatment of the Divestiture Markets as Discontinued Operations was not deemed appropriate in accordance with ASC 205 as they did not meet the definition of a component.  Specifically, the operations and cash flows of the Divestiture Markets cannot be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

At closing, the Company will enter into a Customer Transition Services Agreement (“Customer TSA”) and a Network Transition Services Agreement (Network TSA”).  Under the Customer TSA, the Company will provide customer service, billing and collection services to Sprint for the divested customers for a period of up to 24 months.  Under the Network TSA, the Company will continue to use the retained network assets to provide network services to Sprint for a period of up to 24 months.  Sprint will reimburse the Company at an amount equal to the cost of providing such services and will provide notice when to discontinue these services.

Per the Network and Customer TSA’s, the Company will receive a service fee from Sprint for operating the network and for providing certain customer related services (e.g., billing services).   Such amounts will be charged to Sprint based on the costs incurred, plus applicable allocated overhead costs.  This service fee is intended to serve as a cost recovery mechanism.

Pursuant to the provisions of Statements of Financial Accounting Concepts No. 6, Elements of Financial Statements a replacement of FASB Concepts Statement No. 3 (incorporating an amendment of FASB Concepts Statement No. 2), revenue is defined as, “inflows from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations.”  Providing customer support services to a third-party and running a network on behalf of a third-party are not activities that are part of the Company’s ongoing major or central operations.  The Company is in the business of providing wireless services and related equipment to end customers.  As such, the Company will not classify these inflows as revenues.  Instead, such amounts will be classified as a recovery of an expense (i.e., will offset the related expense). The Company will disclose these amounts if material to the financial statements.

Cash Flows from Operating Activities, page 28

Comment 5:

From the context of your disclosure on cash flows, it appears that you use Adjusted OIBDA as a non-GAAP liquidity measure.  Accordingly, please reconcile it to the most comparable GAAP liquidity measure, which is Cash Flows from Operating Activities.  We further note that you refer to a more detailed description of Adjusted OIBDA in Note 17 – Business Segment Information.  The presentation of the total segment profit or loss measure in any context other than the ASC 280-required reconciliation in the footnotes would constitute presentation of a non-GAAP financial measure.  Accordingly, please provide the non-GAAP disclosures required under Item 10 of Regulation S-K.  Refer to question 104.04 of the CD&Is at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response 5:

Adjusted OIBDA is used by management as a measure of profitability.  Although we had also used this measure in the past to help explain changes in cash flows from operating activities in our Forms 10-K and 10-Q, in future filings, we will remove the reference and analysis of Adjusted OIBDA from our discussion of “Cash flows from operating activities” in the “Financial Resources” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as we do not intend Adjusted OIBDA to represent a liquidity measure.  We will separately discuss the cash flow impacts of net income and non-cash adjustments to net income.

Comment 6:

With respect to the change in your methodology and your underlying assumptions for the valuation of the HMS and ILEC reporting Units, please expand your disclosure as follows:

•         Your basis for the significant increase in the average expected revenue growth (8-1/2% -23%) for HMS reporting units in the next five years

•         Your basis for estimating HMS’ 11-13% discount rate range and why it is significantly higher than the discount rate for the ILEC reporting units

Response 6:

In future filings in quarters where ILEC and/or HMS reporting units are tested for goodwill impairment, the Company will include disclosure similar to the following:

Expected revenue growth

The mix of products and services in each HMS business is diverse and each HMS business offers one or more of the following services:  colocation, dedicated hosting, hosted application management, cloud computing services and planning, engineering, procurement, installation, sales and management of Information Technology ("IT") infrastructure hardware solutions.  The following sources were used to generate projected revenues:

  Market participant growth rates
  Internally generated forecasts, which in addition to market participant growth rates, also considered:
    Current and projected staffing of the sales teams and their reasonable potential for sales quota attainment.
    Observed customer demand
    Market and competitive knowledge

TDS’ internal projections and peer growth rates associated with the services principally offered by OneNeck and Team/VISI have higher growth rates than the products and services principally offered by Vital, which generates a substantial portion of their revenue from the sales of products and solutions related services, as depicted in the following table:

HMS reporting unit	Primary products	Average expected revenue growth rate (next five years)
OneNeck	Hosted application management and managed services	17.7%
Team/VISI	Colocation, managed services, hosted services, and cloud computing	23.0%
Vital	Technology solutions to businesses which includes the planning, design, procurement, installation, sales and management of business-critical IT components	8.5%

Discount rate range

The discount rate of each reporting unit was computed by calculating the weighted average cost of capital (“WACC”) of market participants with businesses reasonably comparable to each respective reporting unit.  The following is a summary of the key components of the calculation:

•         Each reporting unit (OneNeck, Team/VISI, Vital and ILEC) used a separate set of market participants based upon the primary products offered by each respective HMS business (reporting unit).

•         The percentage of debt and equity in each market participant’s capital structure was then computed for each market participant.  TDS then selected a capital allocation between debt and equity reflective of the corresponding market participant set.  These relative debt and equity capital allocation percentages were then applied to the estimated after-tax cost of debt and estimated cost of equity of the market participants in each reporting unit to arrive at an estimated WACC of market participants, which was then used as the discount rate for each respective reporting unit.

The WACC calculated for  ILEC reporting unit market participants was lower than  the WACC calculated for the HMS reporting units as a result of the ILEC market participants having capital structures that are more heavily weighted toward debt (vs. higher cost equity) relative to the HMS market participants.  As a result, the discount rate estimated for the ILEC reporting unit is lower than the discount rates estimated for the HMS reporting units.  ILEC market participants are more mature, capital intensive businesses while HMS market participants are newer, less capital intensive businesses.  As a result, ILEC market participants generally have a higher ratio of debt relative to equity in their capital structure as compared to HMS market participants.

  Comment 7:

  We note that as of November 1, 2012 the fair values of the HMS reporting units exceeded their respective carrying values by amounts ranging from 5% to 76% of the respective carrying values.  Also we note your statement that given that the fair values of the respective HMS reporting units exceeded their respective carrying values, provided all other assumptions remained the same, the discount rate would have to increase at a range of 11.8% to 15.3% for the discounted cash flow approach to yield estimated fair values of the HMS reporting units that equal their respective carrying values at November 1, 2012.  Since it appears that the discount rate has to increase only by a small increment from your current assumptions ranging from 11% to 13% for certain of the reporting units, please disclose the following information for each reporting unit (with material goodwill) that was at risk of failing step one of the goodwill impairment test:

  •         Percentage by which fair value exceeded carrying value as of November 2012 per your recent step-one test

  •         Amount of goodwill allocated to the unit

  •         Description of key assumptions used and how the key assumptions differed from other HMS reporting units

  •         Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstance that could have a negative effect on the key assumptions.

  Response 7:

  In future filings in quarters where HMS reporting units are tested for goodwill impairment, and are considered at risk of failing step one of such goodwill impairment test, we will include disclosures similar to the below, which includes each HMS reporting unit that was deemed at risk of failing the step one goodwill impairment test at November 1, 2012:

  The following reporting units had an estimated fair value that exceeded the corresponding carrying value by 20% or less as of the November 1, 2012 goodwill impairment testing date.

HMS reporting unit	Goodwill balance at December 31, 2012	Percentage by which the estimated fair value of the reporting unit exceeded its carrying value in the Q4 2012 goodwill impairment test
OneNeck (acquired 2011)	$68.1 million	12%
Vital (acquired 2012)	$20.4 million	5%

  Vital was acquired in June 2012, and therefore an estimated fair value proximate to its carrying value was an expected result at November 1, 2012 given the recent nature of this acquisition.

  The following represent key assumptions used in estimating the fair value of the reporting units cited above.

Key assumption	OneNeck	Vital
Average expected revenue growth rate (next five years)	17.7%	8.5%
Average terminal revenue growth rate	3%	1.5%
Discount rate	11.0%	13.0%
Capital expenditures as a percentage of revenue	10.4%-12.7%	0.4%-0.5%

  The following represent uncertainties associated with the key assumptions in the table above, and potential events and/or circumstances that could have a negative effect on the key assumptions:

  •         Revenue growth rates - there are risks that could negatively impact our projected revenue growth rates, including, but not limited to:

  o    Sales process execution - including the inability to attract and retain qualified sales professionals.

  o    Competition – competitors may gain advantages over our HMS businesses, and may have the ability to offer product and service offerings which we are not able to offer, or offer competitively.

  o    Operations – we could experience operational difficulties including service disruptions, security breaches, or other negative events that could harm the reputation of our HMS businesses and their future revenue prospects.

  •         Discount rate – The discount rate is dependent upon the cost of capital of other HMS industry market participants.  To the extent that the weighted average cost of capital of industry participants increases, this would decrease the estimated fair value of the HMS reporting units.  The weighted average cost of capital may increase if borrowing costs rise, if market participants weight more of their capital structure towards equity (vs. debt), or other elements affecting the estimated cost of equity increase.

  •         Capital expenditures as a percentage of revenue – capital expenditures primarily consist of buildings and improvements related to data center construction, and information technology hardware.  To the extent building capacity needs increase at a rate higher than expected and disproportionate to forecasted future revenues, this could negatively impact future cash flows.  Further, should the cost of IT hardware increase at levels higher than expected, this could also cause future capital expenditures to exceed the amounts forecasted.

  In connection with responding to the Staff’s comments, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

    the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  The Company’s management has reviewed the above responses to the Staff’s comments with the Audit Committee of its Board of Directors.  If you have any questions, please contact Douglas D. Shuma, Senior Vice President and Controller, at (773) 355-3400, or me at (312) 592-5304.

Sincerely,

Telephone and Data Systems, Inc.

By:	/s/ Kenneth R. Meyers
Kenneth R. Meyers
Executive Vice President and
Chief Financial Officer

  cc:           Douglas D. Shuma